                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                               I.C.H. Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44926L300
             ------------------------------------------------------
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 14, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------                                        --------------------
CUSIP No. 44926L300                                                Page -2- of 5
--------------------                                        --------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III           ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  / /

                                                                   (b)  / /
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3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00**
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

          ITEMS 2(d) OR 2(e) / /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                        135,182***
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                         75,898***
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                         135,182***
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                          75,898***
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         211,080
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         / /
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN-IA**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See response to Item 3, herein.
*** See response to Item 5(b), herein.

                                                                        -3- of 5

     The purpose of this Amendment No. 1 is to amend the Schedule 13D filed by Lloyd I. Miller, III ("Miller") in connection with the Common Stock, $0.01 par value per share (the "Shares"), of I.C.H. Corporation, a Delaware corporation (the "Company") to report that since Miller's previous Schedule 13D filing, Miller has purchased additional Shares. Items 3 and 5 are amended and restated in their entirety as follows.

Item 3.   Source and Amount of Funds or Other Considerations
          --------------------------------------------------

     Miller is the Investment Adviser to Trust A-1, Trust A-3 and Trust A-4 (the "Trusts"). The Trusts were created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts (Trust A-2 is not relevant for the purpose of this filing). Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A and Trust C. All of the Notes purchased by Miller as Investment Adviser to the Trusts were purchased by funds generated and held by the Trusts. The total purchase price for the Shares was $6,525.00 for Trust A-1, $66,806.70 for Trust A-3 and $190,675.63 for Trust A-4.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of Milfam I, L.P., a Georgia limited partnership established on December 11, 1996. All of the Notes purchased by Miller on behalf of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners, or money generated and held by Milfam I, L.P. The total purchase price for the Shares was $499,037.08 for Milfam I, LP.

     The Company emerged from Chapter 11 bankruptcy on February 19, 1997 (the "Effective Date"), pursuant to a plan of reorganization confirmed on February 7, 1997 (the "Plan"). 15,000 shares of the "old" Preferred Stock were purchased by Trust A-1 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for 3,000 Shares currently held by Trust A-1. 10,290 of the "old" Preferred Stock were purchased by Trust A-3 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for 2,058 Shares currently held by Trust A-3. 350,000 shares of the "old" Common Stock were purchased by Trust A-3 prior to February 17, 1997 and, pursuant to the Plan, were subsequently exchanged for 9,415 Shares currently held by Trust A-3.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) Miller beneficially owns 211,080 Shares (7.6% of the outstanding Shares based on 2,793,550 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997) pursuant to the Trust Agreement, with respect to the Shares held of record by the Trusts and pursuant to the Partnership Agreement and the Operating Agreement, with respect to the Shares held of record by Milfam I, L.P. As of the date hereof, 3,000 Shares are owned of record by Trust A-1; 16,100 Shares are owned of record by Trust A-3; 56,798 Shares are owned of record by Trust A-4; and 135,182 are owned of record by Milfam I, L.P.

     A purchase dated 8/11/97 of 4,500 Shares by Trust A-3 reported in Miller's initial Schedule 13D filing was erroneous. The trade was canceled prior to settlement. Therefor, 4,500 Shares have been subtracted in the calculations of the number of outstanding shares owned by Miller as of this filing.

                                                                        -4- of 5

     (b) Miller has shared voting power and shared dispositive power for all such Shares held of record by the Trusts and sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P.

     (c) The following tables detail the purchases by Trust A-3, Trust A-4 and Milfam I, L.P. effected since the last filing. Trust A-1 did not purchase any Shares during such period. All of the transactions were open market transactions.

       ---------------------------------------------------------------------------------------
                                      Trust A-3
       ---------------------------------------------------------------------------------------
       Date of Transaction        Number of Shares                  Price Per Share ($)
       ---------------------------------------------------------------------------------------

             9/24/97                                  4,400                              4.196
       ---------------------------------------------------------------------------------------
             9/25/97                                  1,000                              4.236
       ---------------------------------------------------------------------------------------



       ---------------------------------------------------------------------------------------
                                      Trust A-4
       ---------------------------------------------------------------------------------------
       Date of Transaction        Number of Shares                 Price Per Share ($)
       ---------------------------------------------------------------------------------------

             8/27/97                                  1,400                             4.125
       ---------------------------------------------------------------------------------------
            10/15/97                                  1,100                             4.055
       ---------------------------------------------------------------------------------------
            10/16/97                                  1,100                             4.055
       ---------------------------------------------------------------------------------------
            10/21/97                                  4,900                             3.500
       ---------------------------------------------------------------------------------------
            10/21/97                                  5,700                             3.563
       ---------------------------------------------------------------------------------------



       ---------------------------------------------------------------------------------------
                                    MILFAM I, LP
       ---------------------------------------------------------------------------------------
       Date of Transaction        Number of Shares                 Price Per Share ($)
       ---------------------------------------------------------------------------------------
             8/28/97                                  3,500                             4.125
       ---------------------------------------------------------------------------------------
             9/25/97                                  4,500                             4.042
       ---------------------------------------------------------------------------------------
             9/29/97                                  3,100                             4.019
       ---------------------------------------------------------------------------------------
             9/29/97                                  1,200                             4.144
       ---------------------------------------------------------------------------------------
             9/30/97                                  1,400                             4.142
       ---------------------------------------------------------------------------------------
             10/9/97                                  3,700                             4.140
       ---------------------------------------------------------------------------------------
            10/13/97                                    900                             4.070
       ---------------------------------------------------------------------------------------
            10/14/97                                  3,900                             4.090
       ---------------------------------------------------------------------------------------
            10/20/97                                 10,700                             3.765
       ---------------------------------------------------------------------------------------


     (d) Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 135,182 Shares; Trust A-1 has the right to receive dividends from and proceeds of the sale of 3,000 Shares; Trust A-3 has the right to receive dividends from and proceeds of the sale of 16,100 Shares; and Trust A-4 has the right to receive dividends from and proceeds of the sale of 56,798 Shares. Neither Milfam I, L.P. nor the Trusts have the right to direct such dividends or proceeds or own 5% or more of the outstanding Shares.

                                                                        -5- of 5





    After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated:    October 21, 1997

                                        By: /s/ Lloyd I. Miller, III
                                            ------------------------
                                            Lloyd I. Miller, III